MADISON MOSAIC GOVERNMENT MONEY MARKET TRUST
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

January 19, 2010

BY EDGAR

Ms. Linda Sterling
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Madison Mosaic Government Money Market Trust (SEC File Nos. 2-63713; 811-2910)

Dear Ms. Sterling:

The following serves to respond to comments received from you on January 11, 2010 regarding Post-Effective Amendment No. 33 to the Madison Mosaic Government Money Market Trust (“Trust”) Form N-1A Registration Statement relating to the Trust’s annual updating amendment.  We are responding to your comments by filing with this letter Post-Effective Amendment No. 34 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Prospectus Comments

1.	Comment: In the fee table, remove the words “of any type” from the first row of shareholder fees.

Response:                           Done.

2.	Comment: Remove the first paragraph after the fee table. The only way this can stay in is if the fee waiver is contractual and in place for at least a year (which is it not).

Response:                           Done.

3.	Comment: Add the following risks to the “Principal Risks” section in the summary: credit risk, interest rate risk, management risk, market risk and government agency risk.
Response:                           Done.

4.	Comment: Move the first sentence in this section (Principal Risks) to the strategy section in the summary.

Response:                           Done.

5.
Comment:  Remove the paragraph after “Purchase minimums” in the section called “Purchase and Sale of Fund Shares” in the summary.  Also, delete the words “business day, which is any” in the first sentence of the next paragraph.

Response:                           Done.

6.	Comment: Add risks noted in Comment #3 above to the “Principal Risks” section on page 5.

Response:                           Done.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer